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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,

	2001	2000	1999	1998	1997

Income before provision for income taxes and fixed charges (Note A)	$43,475,564	$63,197,851	$59,759,998	$63,261,581	$54,880,632

Fixed charges:
Interest on first mortgage bonds	$17,397,010	$17,414,513	$17,599,720	$17,012,160	$15,704,380
Amortization of debt discount and expense less premium	1,087,564	1,042,217	873,863	861,673	888,662
Interest on short-term debt	2,229,216	1,247,690	1,673,077	659,741	1,143,254
Interest on notes payable	7,899,736	7,899,171	929,150	1,500	0
Interest on trust preferred distributions by sub. holding solely parent debentures	3,541,667	0	0	0	0
Other interest	896,567	437,621	363,632	345,590	336,642
Rental expense representative of an interest factor (Note B)	20,890	39,485	150,417	157,579	164,715

Total fixed charges	$33,072,650	$28,080,697	$21,589,859	$19,038,243	$18,237,653

Ratio of income before provision for Income taxes to net income	1.000	1.487	1.722	1.561	1.540

Ratio of earnings to fixed charges	1.31	2.25	2.77	3.32	3.01

  NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

  NOTE B: One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)